FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, July 28, 2021

Ger. Gen. N°015/2021

Mr. Joaquín Cortés Huerta

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), I hereby inform you the following significant event in connection with the material fact issued on November 30, 2020 whereby the approval of the Strategic Plan 2021-2023 by the Board of Directors of the Company was informed:

Within the aforementioned Strategic Plan, macro elements were indicated for the three-year period 2021-2023 as well as EBITDA and CAPEX estimates, which were based on scenario projections that may or may not be verified in the future, considering the best estimates of the Company regarding the recent evolution of economic and market scenarios and climate projections.

Considering the situation of the current year 2021, especially including factors such as a drier hydrological condition, higher commodity prices in the international market and a reduction in the supply of natural gas for the Chilean market, in addition to the effects associated with the Covid-19 pandemic and the consequent adoption of measures prioritizing health and safety, deviations are expected in the macro elements included in the aforementioned Strategic Plan related to the 2021 period. Thus, after reviewing these projections based on current conditions and the Company's results for the first half of 2021, a negative variation in EBITDA is expected for year 2021 compared to the initial projection. We now estimate that EBITDA would range between USD 1.1 billion and USD 1.2 billion. Regarding CAPEX, no significant changes are foreseen when compared to the one reported in November 2020.

Considering that the aforementioned figures are based on scenario projections that might or might not come true in the future, their effects cannot be established at this date.

Sincerely,

Paolo Pallotti

Chief Executive Officer

c.c.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Banco Santander Santiago (Bondholders' Representatives)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: July 28, 2021